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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 F O R M  10-C
                Report by Issuer of Securities Quoted on NASDAQ
                          Interdealer Quotation System

                  Filed Pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 Thereunder


                             SI TECHNOLOGIES, INC.
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             (Exact name of Registrant as specified in its charter)
                 (formerly "Structural Instrumentation, Inc.")

               4611 South 134th Place, Tukwila, Washington 98168
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                    (Address of principal executive offices)

                                 (206) 244-6100
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               Registrant's telephone number, including area code


                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security                      NA
                      ----------------------------------------------------------

2.  Number of shares outstanding before the change                NA
                                                   -----------------------------

3.  Number of shares outstanding after the change                 NA
                                                   -----------------------------

4.  Effective date of change                NA
                             ---------------------------------------------------

5.  Method of change:
        Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                                            NA
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6.  Give brief description of transaction                   NA
                                         ---------------------------------------


                          II. CHANGE IN NAME OF ISSUER

1.  Name prior to change         Structural Instrumentation, Inc.
                         -------------------------------------------------------

2.  Name after change                  SI Technologies, Inc.
                         -------------------------------------------------------

3.  Effective date of charter amendment changing name     February 12, 1996
                                                       -------------------------

4.  Date of shareholder approval of change, if required   January 10, 1996
                                                        ------------------------


Date:  February 16, 1996                   /s/ Rick A. Beets
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                                        Rick A. Beets, President and
                                        Chief Executive Officer